UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 18, 2010

HADERA PAPER LTD.
(Translation of Registrant’s Name into English)

P.O. Box 142, Hadera, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F     ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes     ☐ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

Hadera Paper Ltd. (AMEX:AIP) (the “Company”) held on May 17, 2010, an auction for Israeli institutional investors, as part of the contemplated public offering in Israel of a new series of debentures (“Series 5 Debentures”) pursuant to the shelf prospectus published by the Company in Israel on May 26, 2008.

At the auction, the Israeli institutional investors undertook to purchase Series 5 Debentures in the aggregate principal amount of approximately NIS 360 million (approximately US$ 95.6 million), approximately five times higher than the original contemplated offering size of NIS 75 million (approximately US$19.9 million).

On May 18, 2010, in light of the results of the auction for Israeli institutional investors, the Company’s board of directors resolved that the offering size shall be up to NIS 200 million (approximately US$53.1 million), instead of the original contemplated offering size of NIS 75 million (approximately US$ 19.9 million).

The Company accepted undertakings from Israeli institutional investors to purchase Series 5 Debentures in the aggregate principal amount of NIS 160 million (approximately US$42.5 million) bearing an annual interest rate of 5.85% (the “Auction Rate”). The issuance to the Israeli institutional investors that undertook to purchase Series 5 Debentures bearing the Auction Rate is expected to be at a rate of 46.57% of their total undertakings. The final annual interest rate of Series 5 Debentures will be determined at the public offering and shall not be greater than 5.85%

On May 10, 2010, the Company announced that Maalot (Israeli Securities Rating Company Ltd., an affiliate of Standard and Poor’s) decided to rate Series 5 Debentures as (ilA+)/Negative.

The Series 5 Debentures to be offered as part of the public offering in Israel have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

There can be no assurance that the Company will complete the public offering of Series 5 Debentures, or that it will raise all or part of the proceeds, as set forth in this report.

Forward looking statements in this report involve a number of risks and uncertainties. These forward looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions about the company and the matters covered in this report. You should not place undue reliance on these statements. Actual events or results may differ materially. The forward-looking statements are made as of this date and the company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as may otherwise be required by applicable law. A more complete discussion of risks and uncertainties which may affect the accuracy of these statements and the Company’s business generally is included in the Company’s most recent Annual Report on Form 20-F as filed by the Company with the Securities and Exchange Commission.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HADERA PAPER LTD. (Registrant) By: /s/ Lea Katz Lea Katz Corporate Secretary

Dated: May 18, 2010